UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2007

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [    ] Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [    ] No [ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

Mon Bébé

Quinny

Bertini

Mother’s Choice

HOME FURNISHINGS

Ameriwood

Ridgewood

Adepta

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

Playsafe

Roadmaster

EXCHANGE

TSX: DII.B, DII.A

CONTACT:

MaisonBrison

Rick Leckner  (514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz  (514) 934-3034

DOREL POSTS SOLID THIRD QUARTER

•

Adjusted diluted EPS up 7% for the quarter and 11% year-to-date

•

Juvenile growth continues; Q3 sales up 11% adjusted earnings from operations jump 24%

•

Year-to-date cash flow from operations increases 41% to US$95 million

Montreal, October 30, 2007 — Dorel Industries Inc. (TSX: DII.B DII.A) today released results for the third quarter and nine months ended September 30, 2007. The Company continued to strengthen its position in its Juvenile and Recreational/Leisure segments and registered significant progress in Home Furnishings as it pursued the segment’s program of cost reductions and capacity adjustments, particularly in the ready-to-assemble furniture division.

Revenue for the quarter was US$440.1 million, up slightly from US$436.3 million for the third quarter last year.  Net income for the three months was US$26.4 million or US$0.79 per diluted share compared to US$25.1 million or US$0.76 per diluted share a year ago.  Included are the costs associated with the previously announced restructuring activities at both Dorel Europe and Ameriwood.  Adjusted net income, excluding these costs, for the third quarter was US$27.0 million or US$0.81 per diluted share versus US$25.1 million or US$0.76 per diluted share in 2006.

Revenue for the nine months was US$1.35 billion, up from the US$1.32 billion a year ago. Year-to-date net income was US$65.1 million or US$1.96 per diluted share, compared to last year’s US$67.2 million or US$2.04 per diluted share. 2007 adjusted nine month net income was US$76.1 million or US$2.29 per diluted share, compared to 2006 nine month adjusted net income of US$67.7 million or US$2.06 per diluted share.

Summary of Financial Highlights
Third Quarter Ended September 30

All figures in thousands of US $, except per share amounts
	2007	2006	Change %

Revenue	440,115	436,300	0.9%
Adjusted net income*	27,021	25,096	7.7%
Per share – Basic	0.81	0.76	6.6%
Per share - Diluted	0.81	0.76	6.6%
Net income	26,360	25,073	5.1%
Per share – Basic	0.79	0.76	3.9%
Per share - Diluted	0.79	0.76	3.9%

Average number of shares outstanding –
diluted weighted average	33,398,739	32,861,092

*adjusted to exclude after-tax impact of restructuring costs

Summary of Financial Highlights
Nine Months Ended September 30

All figures in thousands of US $, except per share amounts
	2007	2006	Change %

Revenue	1,354,819	1,323,238	2.4%
Adjusted net income*	76,097	67,655	12.5%
Per share – Basic	2.29	2.06	11.2%
Per share - Diluted	2.29	2.06	11.2%
Net income	65,144	67,190	-3.0%
Per share – Basic	1.96	2.04	-3.9%
Per share - Diluted	1.96	2.04	-3.9%

Average number of shares outstanding –
diluted weighted average	33,262,464	32,860,268

*adjusted to exclude after-tax impact of restructuring costs

“We are very pleased with the most recent quarter and are particularly encouraged that our Juvenile segment is maintaining the overall growth pattern of the past three years. Since 2004, Juvenile segment revenues have grown each year at an average of almost 9%. Earnings improvement has been equally impressive, as illustrated by our 2006 three year compound annual growth rate of 14%, a figure which we will improve upon in 2007. Dorel has become a strong global juvenile player and this segment represents the most significant part of our business. Thus far this year it has accounted for 53% of our revenues and 66% of our adjusted earnings from operations. Similarly the Recreational/Leisure segment has grown over last year and has surpassed Home Furnishings in its contribution to the bottom line,” commented Dorel President and CEO Martin Schwartz.

Juvenile Segment

With strong performances from all divisions, third quarter Juvenile revenues rose 10.6% to US$236.8 million from US$214.0 million last year. Adjusted earnings from operations increased 24% to US$28.7 million from US$23.1 million in the prior year. Nine month revenue was up 8% to US$715.6 million from last year’s US$662.8 million. Adjusted earnings from operations rose 18.7% to US$86.4 million from US$72.8 million.

Revenue at Dorel Europe increased 13.4% for the quarter and 18.5% year-to-date. Organic revenue growth in Europe, excluding the benefit of the stronger Euro, was 5.2% in the quarter and 9.8% year-to-date. Dorel Juvenile Group (DJG) USA’s revenues declined 2% in the quarter and are 10% behind last year’s nine month sales levels. Quarter-over quarter, DJG’s revenues are up 6% as consumers were exposed to new product introductions. Dorel Distribution Canada continues to have a strong year, running at a growth rate of approximately 25%. Dorel Australia, the Company’s newest division, was profitable during the quarter and management is pleased with the progress being made in preparing to sell Dorel’s complete set of brands through this division in 2008.

“More and more, our juvenile brands and products are being recognized and appreciated by consumers worldwide.  This is allowing us to steadily grow our business in many markets, particularly in Europe.  Our divisions participated in a number of major juvenile shows during the third quarter and in all instances reaction to our products was excellent,” stated Mr. Schwartz.

Recreational/Leisure Segment

Pacific Cycle’s third quarter revenue was up 2.3% to US$81.3 million from US$79.4 million a year ago. Earnings from operations declined 10% to US$6.0 million from US$6.6 million. For the nine months, revenue totalled US$288.9 million, up 9.6% from US$263.8 million last year, while earnings from operations rose 35.2% to US$27.1 million, compared to US$20.1 million last year.

The year-to-date progress underlines the benefits of Pacific’s strategy of strong and exclusive branding. The segment has broadened its product lines in 2007; nonetheless the majority of the revenue growth this year is due to an improvement in its core bicycle business with sales increasing to both new and existing customers in the mass merchant and independent bicycle dealer (IBD) network. Additional dealers continue to join the IBD network, an endorsement of Pacific’s decision to dedicate its GT line exclusively to this channel.

Home Furnishings Segment

Third quarter year-over-year revenue decreased 14.5% to US$122.1 million from US$142.8 million. Adjusted earnings from operations for the comparable periods were down 28.3% to US$9.3 million from US$13.0 million. Year-to-date, revenues were US$350.3 million, down 11.7% from last year’s US$396.7 million. Adjusted earnings from operations were US$17.5 million, down 24.1% from the US$23 million recorded a year ago.

Despite the continuing slowdown in the US housing industry, all Home Furnishing divisions posted higher sales in the third quarter of 2007 versus the second. Quarter-over-quarter revenue growth was 15.6% and sequential adjusted earnings from operations improvement was 64.1%. Other than Dorel Asia, which posted a moderate earnings decline, all divisions posted earnings improvements in the third quarter as compared to the second. Ameriwood’s restructuring program is creating meaningful results, contributing to the segment’s profitability improvement.

Restructuring Costs

Due to restructuring costs incurred, the Company is including adjusted earnings figures in this press release that are considered non-GAAP financial measures, as it believes this permits more meaningful comparisons of its core business performance between the periods presented. Therefore the terms “adjusted earnings from operations”, “adjusted net income” and “adjusted earnings per share” should be considered as non-GAAP measures. Where applicable, the segmented results within this press release exclude restructuring costs and use the term “adjusted” when describing these results.

For the third quarter and year-to-date, the combined after-tax impact of the previously announced restructuring initiatives in Juvenile (Dorel Europe) and Home Furnishings (Ameriwood) is US$0.7 million or US$0.02 per diluted share and US$11.0 million or US$0.33 per diluted share respectively.  A complete reconciliation of adjusted earnings to GAAP earnings is attached at the end of this press release.

Taxes

The Company’s year-to-date tax rate is 16.5%, within the expected range of 14% to 18%. The Company’s tax rate can vary widely from quarter to quarter given its multi-jurisdictional nature and the impact of changes within certain jurisdictions in a particular period. For the full year, the tax rate is expected to remain in the 14% to 18% range.

Cash flow

Year-to-date cash flow from operations has increased to $94.9 million, a 41% increase over last year’s $67.3 million. This improvement was realized despite slightly lower after-tax earnings as the majority of the restructuring costs incurred in 2007 are non-cash items. Year-to-date free cash flow was $69.7 million compared to $49.1 million in 2006, an improvement of $20.6 million.

Outlook

“Dorel has evolved over the past several years and this is reflected in the proportion that each of our segments contributes to both revenues and earnings. In 2003, the year that we acquired Ampafrance, now part of Dorel Europe, and a year before we entered the Recreational/Leisure segment, Home Furnishings represented 42% of our revenues and 51% of our earnings from operations. Year-to-date 2007, these figures for Home Furnishings revenues and adjusted earnings from operations are 26% and 13% respectively. While we continually strive to optimize the results of each of our segments, it is obvious that our recent successes stem from the combined strength of our Juvenile and Recreational/Leisure segments. It is our belief that to properly assess Dorel’s shareholder value, it is important to focus on which segments are driving that value,” concluded Mr. Schwartz.

Conference Call

Dorel Industries Inc. will hold a conference call to discuss these results today, October 30, 2007 at 2:00 P.M. Eastern Time. Interested parties can join the call by dialling 1-800-733-7560. The conference call can also be accessed via live webcast at www.dorel.com , www.newswire.ca or www.q1234.com. If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-877-289-8525 and entering the passcode 21250929# on your phone. This tape recording will be available on Tuesday, October 30, 2007 as of 4:00 P.M. until 11:59 P.M. on Tuesday, November 6, 2007.

Complete financial statements will be available on the Company's website, www.dorel.com, and will be available through the SEDAR websites.

Profile

Dorel Industries (TSX: DII.B, DII.A) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal and with significant operations in the United States and Europe, Dorel employs approximately 4,700 people in 15 countries. Annual sales are US$1.8 billion and are made in over 60 countries worldwide.

US operations include Dorel Juvenile Group, which markets the Cosco and Safety 1st brands as well as Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble furniture products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood brands; Cosco Home & Office, which markets home/office products under the Cosco brand and Samsonite license as well as home healthcare products under the Cosco Ability Essentials and Adepta brands; and Pacific Cycle, which markets several brands including Schwinn, Mongoose, GT, InSTEP, Playsafe and Roadmaster. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products. Dorel is the majority owner of IGC Dorel Pty Ltd, a manufacturer and distributor of juvenile products in Australia, whose two principal brands are Bertini and Mother’s Choice. Dorel also has eight offices in China, headquartered in Shanghai, which oversee the sourcing, engineering and logistics of the Company’s Asian supplier chain.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

DOREL INDUSTRIES INC.

CONSOLIDATED BALANCE SHEET

ALL FIGURES IN THOUSANDS OF US $

	as at	as at
	September	December
	30, 2007	30, 2006
	(unaudited)	(audited)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$ 34,860	$ 25,925
Accounts receivable	288,781	294,731
Income tax receivable	10,713	8,264
Inventories	318,230	326,540
Prepaid expenses	8,259	9,652
Future income taxes	30,638	29,046
	691,481	694,158

PROPERTY, PLANT AND EQUIPMENT	136,848	142,002
INTANGIBLE ASSETS	272,335	261,966
GOODWILL	516,872	501,356
OTHER ASSETS	30,269	27,924
	$ 1,647,805	$ 1,627,406

LIABILITIES
CURRENT LIABILITIES
Bank indebtedness	$ 4,227	$ 3,733
Accounts payable and accrued liabilities	290,067	326,915
Income tax payable	19,930	10,742
Dividends payable	4,175	-
Balance of sale payable	-	605
Current portion of long-term debt	62,679	7,832
	381,078	349,827

LONG-TERM DEBT	262,208	375,135
PENSION & POST-RETIREMENT BENEFIT OBLIGATIONS	20,798	20,370
FUTURE INCOME TAXES	76,807	74,833
OTHER LONG-TERM LIABILITIES	8,375	7,719

SHAREHOLDERS' EQUITY
CAPITAL STOCK	177,271	162,555
CONTRIBUTED SURPLUS	9,991	6,061
RETAINED EARNINGS	619,633	567,020
ACCUMULATED OTHER COMPREHENSIVE INCOME	91,644	63,886
	898,539	799,522
	$ 1,647,805	$ 1,627,406

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF INCOME

ALL FIGURES IN THOUSANDS OF US $, EXCEPT PER SHARE AMOUNT

	Third Quarter ended		Nine months ended

	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$ 434,646	$ 431,019	$ 1,337,780	$ 1,305,313

Licensing and commission income	5,469	5,281	17,039	17,925

TOTAL REVENUE	440,115	436,300	1,354,819	1,323,238

EXPENSES
Cost of sales	333,585	330,541	1,027,182	1,022,198
Selling, general and administrative expenses	56,904	56,017	182,763	166,151
Depreciation and amortization	9,541	9,031	29,209	27,101
Research and development costs	1,940	2,177	6,428	6,710
Restructuring costs	875	-	12,756	-
Interest on long-term debt	6,117	7,563	18,676	22,823
Other interest	(476)	31	(237)	234
	408,486	405,360	1,276,777	1,245,217

Income before income taxes	31,629	30,940	78,042	78,021

Income taxes	5,269	5,867	12,898	10,831

NET INCOME	$ 26,360	$ 25,073	$ 65,144	$ 67,190

EARNINGS PER SHARE
Basic	$0.79	$0.76	$1.96	$2.04
Diluted	$0.79	$0.76	$1.96	$2.04

SHARES OUTSTANDING
Basic - weighted average	33,397,192	32,860,942	33,249,058	32,860,132
Diluted - weighted average	33,398,739	32,861,092	33,262,464	32,860,268

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF COMPRHENSIVE INCOME

ALL FIGURES IN THOUSANDS OF US $

	Third Quarter ended		Nine months ended

	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

NET INCOME	$ 26,360	$ 25,073	$ 65,144	$ 67,190

OTHER COMPREHENSIVE INCOME:
Net change in unrealized foreign currency gains on translation of net investments in self- sustaining foreign operations, net tax of nil	19,297	(2,274)	27,758	22,224

COMPREHENSIVE INCOME	$ 45,657	$ 22,799	$ 92,902	$ 89,414

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF COMPRHENSIVE INCOME

ALL FIGURES IN THOUSANDS OF US $

	Nine months ended

	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)
CAPITAL STOCK
Balance, beginning of period	$ 162,555	$ 162,503
Issued under stock option plan	14,716	42
Balance, end of period	177,271	162,545

CONTRIBUTED SURPLUS
Balance, beginning of period	6,061	3,639
Stock-based compensation	3,930	1,909
Balance, end of period	9,991	5,548

RETAINED EARNINGS
Balance, beginning of period	567,020	478,155
Net income	65,144	67,190
Dividends on common shares	(12,527)	-
Dividends on deferred share units	(4)	-
Balance, end of period	619,633	545,345

ACCUMULATED OTHER COMPREHENSIVE INCOME
Balance, beginning of period	63,886	28,145
Other comprehensive income	27,758	22,224
Balance, end of period	91,644	50,369

TOTAL SHAREHOLDERS' EQUITY	$ 898,539	$ 763,807

DOREL INDUSTRIES INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

ALL FIGURES IN THOUSANDS OF US $

	Third quarter ended		Nine months ended

	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net Income	$ 26,360	$ 25,073	$ 65,144	$ 67,190
Items not involving cash:
Depreciation and amortization	9,541	9,031	29,209	27,101
Amortization of deferred financing costs	51	38	149	474
Future income taxes	4,520	4,749	(4,402)	4,055
Stock based compensation	1,566	662	3,926	1,909
Pension and post-retirement defined benefit plan	274	829	1,148	1,795
Restructuring activities	(637)	(107)	14,085	(507)
Exchange gain from reduction of net investments in foreign operations	-	(1,239)	-	(1,239)
Loss on disposal of property, plant and equipment	114	165	4	190
	41,789	39,201	109,263	100,968
Changes in non-cash balances related to operations:
Accounts receivable	15,373	(11,844)	14,559	16,507
Inventories	14,538	(3,577)	15,491	(36,142)
Prepaid expenses	1,986	870	1,817	1,021
Accounts payable, accruals and other liabilities	(25,340)	(4,117)	(52,277)	(13,816)
Income taxes	(3,847)	2,681	6,079	(1,241)
	2,710	(15,987)	(14,331)	(33,671)
CASH PROVIDED BY OPERATING ACTIVITIES	44,499	23,214	94,932	67,297

FINANCING ACTIVITIES
Bank indebtedness	(867)	3,180	158	2,241
Long-term debt	(51,868)	(24,669)	(66,264)	(43,390)
Dividends on common shares	(4,172)	-	(8,349)	-
Issuance of capital stock	-	-	14,698	34
CASH USED IN FINANCING ACTIVITIES	(56,907)	(21,489)	(59,757)	(41,115)

INVESTING ACTIVITIES
Acquisition of subsidiary companies	(68)	-	(2,832)	(4,946)
Additions to property, plant and equipment - net	(5,170)	(5,567)	(13,557)	(13,097)
Deferred development costs	(3,757)	(2,230)	(10,377)	(6,158)
Funds held by ceding insurer	-	3,704	-	3,647
Intangible assets	(737)	(193)	(1,320)	(2,592)
CASH USED IN INVESTING ACTIVITIES	(9,732)	(4,286)	(28,086)	(23,146)

Effect of exchange rate changes on cash	1,008	12	1,846	655

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(21,132)	(2,549)	8,935	3,691

Cash and cash equivalents, beginning of period	55,992	18,585	25,925	12,345

CASH AND CASH EQUILVALENTS, END OF PERIOD	$ 34,860	$ 16,036	$ 34,860	$ 16,036

DOREL INDUSTRIES INC.

INDUSTRY SEGMENTED INFORMATION

FOR THE SECOND QUARTER ENDED SEPTEMBER 30 (Unaudited)

ALL FIGURES IN THOUSANDS OF US $

	Total		Juvenile		Home Furnishings		Recreational/Leisure
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$440,115	$436,300	$236,755	$214,022	$122,087	$142,845	$ 81,273	$ 79,433
Cost of sales	333,585	330,541	164,405	149,351	103,554	117,813	65,626	63,377
Selling, general and administrative	51,244	51,813	34,562	33,013	7,493	9,667	9,189	9,133
Depreciation and amortization	9,518	9,007	7,742	7,050	1,297	1,677	479	280
Research and development costs	1,940	2,177	1,370	1,490	570	687	-	-
Restructuring costs	875	-	161	-	714	-	-	-
Earning from Operations	42,953	42,762	$ 28,515	$ 23,118	$ 8,459	$ 13,001	$ 5,979	$ 6,643
Interest	5,641	7,594
Corporate expenses	5,683	4,228
Income taxes	5,269	5,867

Net income	$ 26,360	$ 25,073

Earnings per Share
Basic	$ 0.79	$ 0.76
Diluted	$ 0.79	$ 0.76

Reconciliation to non-GAAP financial measures
Earnings from Operations as above	$ 42,953	$ 42,762	$ 28,515	$ 23,118	$ 8,459	$ 13,001	$ 5,979	$ 6,643
Restructuring costs	875	-	161	-	714	-	-	-
Restructuring costs in cost of sales	172	35	-	-	172	35	-	-
Adjusted earnings from Operations	44,000	42,797	$ 28,676	$23,118	$ 9,345	$13,036	$5,979	$ 6,643
Interest	5,641	7,594
Corporate expenses	5,683	4,228
Income taxes - as above	5,269	5,867
Income taxes on restructuring costs	386	12
Adjusted net income	$ 27,021	$ 25,096

Adjusted Earnings per Share
Basic	$0.81	$0.76
Diluted	$0.81	$0.76

DOREL INDUSTRIES INC.

INDUSTRY SEGMENTED INFORMATION

FOR NINE MONTHS ENDED SEPTEMBER 30 (Unaudited)

ALL FIGURES IN THOUSANDS OF US $

	Total		Juvenile		Home Furnishings		Recreational/Leisure
	2007	2006	2007	2006	2007	2006	2007	2006
Total Revenue	$1,354,819	$1,323,238	$715,589	$662,836	$350,283	$396,651	$288,947	$263,751
Cost of sales	1,027,182	1,022,198	493,439	468,333	302,175	338,946	231,568	214,919
Selling, general and administrative	165,005	152,199	108,015	95,894	28,056	28,329	28,934	27,976
Depreciation and amortization	29,142	27,032	23,315	21,253	4,504	4,982	1,323	797
Research and development costs	6,428	6,710	4,410	4,581	2,018	2,129	-	-
Restructuring costs	12,756	-	6,045	-	6,711	-	-	-
Earning from Operations	114,306	115,099	$ 80,365	$ 72,775	$ 6,819	$ 22,265	$ 27,122	$ 20,059
Interest	18,439	23,057
Corporate expenses	17,825	14,021
Income taxes	12,898	10,831

Net income	$ 65,144	$ 67,190

Earnings per Share
Basic	$ 1.96	$ 2.04
Diluted	$ 1.96	$ 2.04

Reconciliation to non-GAAP financial measures
Earnings from Operations as above	$ 114,306	$ 115,099	$ 80,365	$ 72,775	$ 6,819	$ 22,265	$ 27,122	$ 20,059
Restructuring costs	12,756	-	6,045	-	6,711	-	-	-
Restructuring costs in cost of sales	3,922	717	-	-	3,922	717	-	-
Adjusted earnings from Operations	130,984	115,816	$ 86,410	$ 72,775	$ 17,452	$ 22,982	$ 27,122	$ 20,059
Interest	18,439	23,057
Corporate expenses	17,825	14,021
Income taxes - as above	12,898	10,831
Income taxes on restructuring costs	5,725	252
Adjusted net income	$ 76,097	$ 67,655

Adjusted Earnings per Share
Basic	$ 2.29	$ 2.06
Diluted	$ 2.29	$ 2.06

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

October 30, 2007